ATCO
GROUP

Corporate Office

08001897

Telephone: (403) 292-7970
Fax: (403) 292-7623
e-mail: karen.sharp@atco.com

SEC Mail Processing Section
APR 10 2008
Washington, DC
106

April 3, 2008

Securities and Exchange Commission
Judiciary Plaza
450 - 5 Street NW
Washington, DC 20549

SUPPL

ATCO Ltd.
File No.: 82-34745
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- Corporation's Form 1, filed April 2, 2008 for symbol ACO.X
- Insider Report, filed April 2, 2008 relating to a Normal Course Issuer Bid
- Corporation's Form 1, filed April 2, 2008 for symbol ACO.Y
- Corporation's Form 1, filed April 2, 2008 for symbol ACO.PR.A

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

PROCESSED
APR 22 2008
THOMSON
FINANCIAL

Karen Sharp

Karen Sharp, Senior Administrative Assistant
Corporate Secretarial Department
ATCO Ltd. and Canadian Utilities Limited

dlw 4/21

Encl.

FILE NO. 82-34745

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Atco Ltd.
Symbol :	ACO.X
Reporting Period:	03/01/2008 - 03/31/2008

Summary

Issued & Outstanding Opening Balance :	50,856,696	As at :	03/01/2008
	Effect on Issued & Outstanding Securities		
Employee Stock Option Plan	0		
Other Issuances and Cancellations	-109,800		
Issued & Outstanding Closing Balance :	50,746,896		

Employee Stock Option Plan

Stock Options Outstanding Opening Balance: **1,279,200** As at : 03/01/2008

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
03/15/2008	N	93,000			

Filer's comment
TSX reserved = 3,005,000 TSX Available to be issued = 1,632,800

Totals		93,000	0	0	0

Stock Options Outstanding Closing Balance: **1,372,200** As at : 03/31/2008

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
03/31/2008	Issuer Bid	-109,800
Totals		-109,800

Filed on behalf of the Issuer by:

Name:	Frances van der Basch
Phone:	4032927564
Email:	frances.vanderbasch@atco.com
Submission Date:	04/02/2008
Last Updated:	04/02/2008

FILE NO. 82-34745

Insider transaction detail - View details for issuer

2008-04-02 12:58 ET

Transactions sorted by : **Insider**
Issuer name : **atco (Starts with)**
Filing date range : **April 2, 2008 - April 2, 2008**

Issuer name: ATCO LTD.

Legend: O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Warning: The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
Insider name: ATCO Ltd.													
Insider's Relationship to Issuer: 1 - Issuer													
Security designation: Non-Voting Shares Class I													
1178315	2008-03-07	2008-04-02	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+27,500	47.1400	27,500						

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
1178316	2008-03-07	2008-04-02	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-27,500		0						
1178317	2008-03-14	2008-04-02	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+27,500	46.1600	27,500						
1178318	2008-03-14	2008-04-02	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-27,500		0						
1178328	2008-03-20	2008-04-02	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+27,500	46.0700	27,500						
1178329	2008-03-20	2008-04-02	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-27,500		0						
1178324	2008-03-28	2008-04-02	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+27,300	45.6100	27,300						
1178327	2008-03-28	2008-04-02	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-27,300		0						

FILE NO. 82-34745

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Atco Ltd.
Symbol :	ACO.Y
Reporting Period:	03/01/2008 - 03/31/2008

Summary

Issued & Outstanding Opening Balance :	6,917,068	As at :	03/01/2008
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	6,917,068		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Frances van der Basch
Phone:	4032927564
Email:	frances.vanderbasch@atco.com
Submission Date:	04/02/2008
Last Updated:	04/02/2008

FILE NO. 82-34745

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Atco Ltd.
Symbol :	ACO.PR.A
Reporting Period:	03/01/2008 - 03/31/2008

Summary

Issued & Outstanding Opening Balance :	6,000,000	As at :	03/01/2008
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	6,000,000		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Frances van der Basch
Phone:	4032927564
Email:	frances.vanderbasch@atco.com
Submission Date:	04/02/2008
Last Updated:	04/02/2008

END